UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 14, 2023

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

On February 14, 2023, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2022 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the nine months ended December 31, 2022, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2022		As of December 31, 2022
Assets
Cash and Due from Banks		51,359,301		56,839,849
Call Loans and Bills Purchased		940,008		1,052,561
Receivables under Resale Agreements		12,750,363		14,333,722
Guarantee Deposits Paid under Securities Borrowing Transactions		2,340,089		1,770,292
Other Debt Purchased		3,476,021		4,041,909
Trading Assets		13,221,415		19,809,108
Money Held in Trust		591,183		583,626
Securities	*1*2	44,641,060	*1*2	35,665,864
Loans and Bills Discounted	*1	84,736,280	*1	91,230,919
Foreign Exchange Assets	*1	2,627,492	*1	2,961,851
Derivatives other than for Trading Assets		2,277,160		3,590,376
Other Assets	*1	7,797,796	*1	8,486,862
Tangible Fixed Assets		1,095,977		1,097,941
Intangible Fixed Assets		601,292		598,884
Net Defined Benefit Asset		863,217		773,335
Deferred Tax Assets		184,594		428,485
Customers’ Liabilities for Acceptances and Guarantees	*1	8,346,878	*1	9,231,896
Reserves for Possible Losses on Loans		(783,886)		(706,244)
Reserve for Possible Losses on Investments		(107)		(1)

Total Assets		237,066,142		251,791,239

	(Millions of yen)
	As of March 31, 2022	As of December 31, 2022
Liabilities
Deposits	138,830,872	143,491,614
Negotiable Certificates of Deposit	16,868,931	18,940,503
Call Money and Bills Sold	1,278,050	1,447,299
Payables under Repurchase Agreements	20,068,779	22,493,570
Guarantee Deposits Received under Securities Lending Transactions	1,172,248	430,910
Commercial Paper	1,775,859	2,009,782
Trading Liabilities	9,608,976	16,071,186
Borrowed Money	6,590,527	2,435,971
Foreign Exchange Liabilities	1,508,453	802,717
Short-term Bonds	537,167	525,867
Bonds and Notes	10,714,004	10,856,934
Due to Trust Accounts	1,167,284	1,529,791
Derivatives other than for Trading Liabilities	2,770,852	4,314,108
Other Liabilities	6,301,484	7,902,609
Reserve for Bonus Payments	120,052	71,453
Reserve for Variable Compensation	2,278	1,784
Net Defined Benefit Liability	71,774	71,708
Reserve for Director and Corporate Auditor Retirement Benefits	557	509
Reserve for Possible Losses on Sales of Loans	1,309	12,358
Reserve for Contingencies	6,622	13,196
Reserve for Reimbursement of Deposits	17,620	14,582
Reserve for Reimbursement of Debentures	10,504	8,219
Reserves under Special Laws	3,132	3,132
Deferred Tax Liabilities	30,923	21,395
Deferred Tax Liabilities for Revaluation Reserve for Land	59,962	59,499
Acceptances and Guarantees	8,346,878	9,231,896

Total Liabilities	227,865,110	242,762,605

Net Assets
Common Stock and Preferred Stock	2,256,767	2,256,767
Capital Surplus	1,125,324	1,129,388
Retained Earnings	4,756,435	5,091,194
Treasury Stock	(8,342)	(8,607)

Total Shareholders’ Equity	8,130,185	8,468,742

Net Unrealized Gains (Losses) on Other Securities	719,822	230,046
Deferred Gains or Losses on Hedges	(76,757)	(227,046)
Revaluation Reserve for Land	132,156	131,108
Foreign Currency Translation Adjustments	2,346	224,296
Remeasurements of Defined Benefit Plans	169,652	125,734
Own Credit Risk Adjustments, Net of Tax	(23)	(3)

Total Accumulated Other Comprehensive Income	947,197	484,136

Stock Acquisition Rights	94	5
Non-controlling Interests	123,555	75,750

Total Net Assets	9,201,031	9,028,634

Total Liabilities and Net Assets	237,066,142	251,791,239

(2) Quarterly Consolidated Statement of Income and Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the nine months ended December 31, 2021		For the nine months ended December 31, 2022
Ordinary Income		2,345,453		4,308,147
Interest Income		932,956		2,050,840
Interest on Loans and Bills Discounted		639,491		1,175,714
Interest and Dividends on Securities		179,667		268,434
Fiduciary Income		44,755		43,548
Fee and Commission Income		648,856		640,453
Trading Income		275,516		1,056,220
Other Operating Income		239,665		389,222
Other Ordinary Income	*1	203,702	*1	127,861
Ordinary Expenses		1,847,796		3,649,996
Interest Expenses		218,683		1,326,742
Interest on Deposits		42,572		495,216
Fee and Commission Expenses		127,687		125,607
Trading Expenses		—		843,720
Other Operating Expenses		99,907		140,296
General and Administrative Expenses		1,010,145		1,057,623
Other Ordinary Expenses	*2	391,372	*2	156,004

Ordinary Profits		497,656		658,150

Extraordinary Gains	*3	67,229	*3	41,945
Extraordinary Losses	*4	9,779	*4	10,134

Income before Income Taxes		555,106		689,961

Income Taxes:
Current		94,980		104,022
Refund of Income Taxes		(270)		(9,271)
Deferred		(27,757)		47,787

Total Income Taxes		66,951		142,537

Profit		488,154		547,423

Profit Attributable to Non-controlling Interests		9,497		4,146

Profit Attributable to Owners of Parent		478,656		543,277

      Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Profit	488,154	547,423
Other Comprehensive Income	(237,204)	(460,709)
Net Unrealized Gains (Losses) on Other Securities	(154,295)	(491,119)
Deferred Gains or Losses on Hedges	(84,735)	(150,531)
Foreign Currency Translation Adjustments	72,084	195,641
Remeasurements of Defined Benefit Plans	(78,465)	(43,681)
Own Credit Risk Adjustments, Net of Tax	—	19
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	8,207	28,962

Comprehensive Income	250,949	86,714

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	240,222	81,264
Comprehensive Income Attributable to Non-controlling Interests	10,726	5,450

Notes to Quarterly Consolidated Financial Statements

Changes in Accounting Policies

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

MHFG has applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021 (referred to as “Fair Value Accounting Standard Implementation Guidance”)) from the beginning of the first quarter ended June 30, 2022. In accordance with the transitional treatment set out in Article 27-2 of “Fair Value Accounting Standard Implementation Guidance”, MHFG applies the new accounting policy set forth in “Fair Value Accounting Standard Implementation Guidance” prospectively. As a result, some Investment trusts and others are calculated using net asset value, etc., as of the calculation date of the fair value.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Group Executive Officer, and Operating officers to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Operating officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) and other entities in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s responsibilities and others in their respective company (“Stock Compensation I”), the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”) and the stock compensation program based on Company Group Officer’s responsibilities in their respective company and the performance evaluation of the Company Group, which distributes MHFG’s shares to Operating officers of MHFG and certain consolidated subsidiaries (“Stock Benefit”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their responsibilities and others. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving our Five-Year Business Plan. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Benefit will be paid in the collective form of MHFG’s share, which is based on responsibilities in their respective company and the performance evaluation of the Company Group. Reduction and forfeit of the benefit can occur in the program.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of December 31, 2022 was ¥5,127million for 3,232 thousand shares (the carrying amount as of March 31, 2022 was ¥4,949 million for 3,079 thousand shares).

Reserves for Possible Losses on Loans

In light of the principles set forth in the report entitled “JFSA’s supervisory approaches to lending business and loan loss provisioning” published by JFSA on December 18, 2019, we have reflected the potential impact of COVID-19, the Russia-Ukraine situation, inflation and others on Reserves for Possible Losses on Loans for some credit. More specifically, expected losses are estimated using the assumptions based on the Russia-Ukraine situation, inflation and others in addition to the potential impact of COVID-19. The bases of the assumptions include the forecasted GDP growth rate, financial variables including resource prices, exchange rates, and others, the future prospect of the business environment of each industry, the impact of economic sanctions inside and outside of Russia, and the Russia-Ukraine situation. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the quarterly consolidated financial statements from those of the previous fiscal year.

In addition, expected losses which are assumed may occur in the future due to difficulties in foreign currency cash management influenced by economic sanctions against Russia, in claims for which transfer risk has not been avoided, are recognized as Reserve for Possible Losses on Loans to Restructuring Countries.

The expected losses are calculated based on evaluation of Russian country risk and past defaults which are announced by external rating firms and others. The amount of Reserve for Possible Losses on Loans to Restructuring Countries for the nine months ended December 30, 2022 is ¥41,894 million, which includes ¥40,360 million against the claims related to Russia.

Application of Treatment of Accounting and Disclosure for Applying the Japanese Group Relief System

MHFG and some domestic consolidated subsidiaries of the Group have transitioned from the Consolidated Tax System to the Japanese Group Relief System from the beginning of the first quarter ended June 30, 2022. In accordance with this, accounting and disclosure of corporate tax, local corporate tax and tax-effect accounting are in accordance with “Treatment of accounting and disclosure for applying the Japanese Group Relief System (Practical Solutions No. 42, August 12, 2021 (“Practical Solutions No.42”)). In addition, based on Practical Solutions No. 42, Paragraph 32 (1), MHFG regards that there is no impact from the changes in accounting policies associated with the effects of application of Practical Solutions No.42.

Notes to Quarterly Consolidated Balance Sheet

*1.

Claims based on Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims consist of those included in the accounts of bonds included in “Securities” (its principal’s redemption and interest payments are guaranteed, in whole or in part, and the corporate bonds issue is limited to a private placement of the securities (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), “Loans,” “Foreign Exchanges Assets,” accrued interest and suspense payment in “Other Assets” and “Customers’ Liabilities for Acceptances and Guarantees” in the consolidated balance sheet, and securities in the notes in case they are loans (limited to those under a loan for use or lease agreement).

	(Millions of yen)
	As of March 31, 2022	As of December 31, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	50,846	45,035
Claims with Collection Risk	722,222	655,316
Claims for Special Attention	354,034	324,284
Loans Past Due for 3 Months or More	2,498	1,389
Restructured Loans	351,535	322,894
Sub-total	1,127,104	1,024,635
Normal Claims	96,224,900	104,061,473
Total	97,352,004	105,086,109

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in “Securities,” which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2022	As of December 31, 2022
1,252,386	1,156,729

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Gains on Sales of Stocks	160,716	92,867

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Provision for Reserves for Possible Losses on Loans	147,958	51,290
Losses on Sales of Stocks	123,590	42,094

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Gains on Cancellation of Employee Retirement Benefit Trust	66,331	41,270

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Losses on Disposition of Fixed Assets	2,938	5,364
Losses on Impairment of Fixed Assets	6,841	4,770

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the nine months ended December 31, 2022. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the nine months ended December 31, 2021 and 2022 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Depreciation	122,155	121,153
Amortization of Goodwill	2,810	2,903

Changes in Net Assets

For the nine months ended December 31, 2021

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 14, 2021 The Board of Directors	Common Stock	95,201	37.50	March 31, 2021	June 8, 2021	Retained Earnings
November 12, 2021 The Board of Directors	Common Stock	101,545	40.00	September 30, 2021	December 7, 2021	Retained Earnings

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 14, 2021 include ¥95 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 12, 2021 include ¥123 million of cash dividends on treasury stock held by BBT trust account.

For the nine months ended December 31, 2022

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 13, 2022 The Board of Directors	Common Stock	101,542	40.00	March 31, 2022	June 6, 2022	Retained Earnings
November 14, 2022 The Board of Directors	Common Stock	107,889	42.50	September 30, 2022	December 6, 2022	Retained Earnings

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 13, 2022 include ¥123 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 14, 2022 include ¥137 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the nine months ended December 31, 2021

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	519,858	351,786	445,627	358,378	44,008	(20,428)	1,699,228
General and administrative expenses (excluding Non- Recurring Losses and others)	467,090	150,437	217,607	168,979	24,915	272	1,029,300
Equity in income from investments in affiliates	6,830	4,053	12,691	—	1,120	(1,343)	23,350
Amortization of goodwill and others	1,621	71	270	603	5,435	746	8,746
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	57,977	205,331	240,441	188,796	14,778	(22,791)	684,531

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥3,755 million, of which ¥4,047 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April 2022, reclassification was made on the above table to reflect the relevant change.

For the nine months ended December 31, 2022

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	503,072	349,274	486,825	335,540	41,414	33,353	1,749,478
General and administrative expenses (excluding Non- Recurring Losses and others)	453,971	145,807	231,336	187,892	26,262	34,372	1,079,640
Equity in income from investments in affiliates	(2,820)	5,699	16,619	—	(162)	1,279	20,615
Amortization of goodwill and others	1,553	68	460	578	5,146	789	8,594
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	44,728	209,098	271,648	147,070	9,844	(529)	681,858

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥5,559 million, of which ¥2,856 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the nine months ended December 31, 2021 and 2022, are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	684,531	681,858
General and Administrative Expenses (non-recurring losses)	27,901	30,610
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(160,301)	(70,153)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	12,393	4,791
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	(33,577)	41,933
Net Extraordinary Gains (Losses)	57,449	31,810
Others	(33,291)	(30,890)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	555,106	689,961

Financial Instruments

1. Matters relating to fair value of financial instruments and others

Quarterly Consolidated Balance Sheet Amount, Fair Value and Difference between Quarterly Consolidated Balance Sheet Amount and Fair value of financial instruments which are material for operations of the corporate group and have changed significantly in comparison to the end of fiscal year ended March 31, 2022 are as follows;

As of March 31, 2022

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds and Notes	10,714,004	10,566,589	(147,415)

As of December 31, 2022

	(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds and Notes	10,856,934	10,281,553	(575,380)

2. Matters relating to breakdown of fair value of financial instruments by level

Financial instruments recorded at fair value in the quarterly consolidated balance sheet which are material for operations of the corporate group and have changed significantly in comparison to the end of fiscal year ended March 31, 2022 are as follows;

Fair values of financial instruments are categorized into three levels as below on the basis of the observability and the materiality of the valuation inputs used in fair value measurements.

Fair values of Level 1: Fair values measured by quoted prices of the assets or liabilities being measured which are given in active markets among observable valuation inputs

Fair values of Level 2: Fair values measured by inputs other than inputs included within Level 1 among observable valuation inputs

Fair values of Level 3: Fair values measured by unobservable valuation inputs

When several inputs that have significant impact on fair value measurement are used and those inputs are categorized into different levels, the fair value is categorized into the lowest priority level for fair value measurement among the levels in which each of the inputs belongs.

As of March 31, 2022

	(Millions of yen)
Category	Fair Value
	Level 1	Level 2	Level 3	Total
Securities (Other Securities)
Japanese Government Bonds	24,661,972	496,757	—	25,158,730

As of December 31, 2022

	(Millions of yen)
Category	Fair Value
	Level 1	Level 2	Level 3	Total
Securities (Other Securities)
Japanese Government Bonds	13,966,024	756,526	—	14,722,551

Securities

Securities which are material for operations of the corporate group and have changed significantly in comparison to the end of fiscal year ended March 31, 2022 are as follows;

1. Other Securities

As of March 31, 2022

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Bonds
Japanese Government Bonds	25,189,273	25,158,730	(30,543)

As of December 31, 2022

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Bonds
Japanese Government Bonds	14,780,968	14,722,551	(58,417)

Money Held in Trust

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2022.

Derivatives Information

The classification, type, contract value, fair value and unrealized gains (losses) which are material for operations of the corporate group and have changed significantly in comparison to the end of fiscal year ended March 31, 2022 are as follows:

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Interest Rate Futures	66,263,358	456	456
Over-the-Counter	Interest Rate Swaps	1,254,981,648	2	2
Inter-Company or Internal Transactions	Interest Rate Swaps	12,501,296	81,886	81,886

Total		—	82,345	82,345

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) and others are excluded from the above table.

As of December 31, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Interest Rate Futures	124,461,267	48,575	48,575
Over-the-Counter	Interest Rate Swaps	1,457,658,640	(124,093)	(124,093)
Inter-Company or Internal Transactions	Interest Rate Swaps	15,413,818	402,470	402,470

Total		—	326,952	326,952

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Swaps	84,601,373	74,412	111,140
Inter-Company or Internal Transactions	Swaps	3,792,499	219,192	559

Total		—	293,605	111,699

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of December 31, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Swaps	98,634,323	105,058	72,364
Inter-Company or Internal Transactions	Swaps	3,792,257	258,359	13,756

Total		—	363,418	86,120

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Equity Linked Swaps	994,753	80,207	80,207

Total		—	80,207	80,207

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of December 31, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Equity Linked Swaps	890,107	125,123	125,123

Total		—	125,123	125,123

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

Revenue recognition

	(Millions of yen)
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Ordinary Income	2,345,453	4,308,147
Fee and Commission Income	648,856	640,453
Deposits and Lending business (1)	189,551	213,062
Securities-related business	155,963	124,406
Remittance business	79,867	79,358
Trust-related business	61,358	50,599
Guarantee-related business (2)	26,013	30,088
Agency business	27,188	27,885
Fees for other customer services	108,911	115,053
Fiduciary Income	44,755	43,548

Other Ordinary Income (1)	1,651,841	3,624,144

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition”.
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition”.
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company”, “Corporate & Institutional Company” and “Global Corporate Company”.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
(1) Net Income per Share of Common Stock	Yen	188.82	214.36
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	478,656	543,277
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	478,656	543,277
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,534,973	2,534,327

(2) Diluted Net Income per Share of Common Stock	Yen	188.81	214.36
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	67	19
Stock Acquisition Rights	Thousands of shares	67	19
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Notes)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the nine months ended December 31, 2021 was 2,831 thousand, and the average number of such Treasury Stock shares deducted during the nine months ended December 31, 2022 was 3,290 thousand.

II.	Others

At the meeting of the Board of Directors held on November 14, 2022, the interim cash dividends for the 21st term were resolved as follows:

Total amount of interim cash dividends	¥107,889 million
Interim cash dividends per share
Common Stock	¥42.50
Effective date and starting date of dividend payments	December 6, 2022